Exhibit 99.2

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – May 24, 2012 – The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of seventy-two cents (72 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2012, payable on and after July 31, 2012, to shareholders of record at the close of business on July 5, 2012.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the Plan).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury.  At this time, the Bank has decided to continue to issue shares from treasury, at a 1% discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company* (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp.  Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company* at P.O. Box 700, Postal Station B, Montreal, Québec, H3B 3K3 before the close of business on July 4, 2012.  Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2012, to shareholders of record at the close of business on July 9, 2012:

•	Series O, in an amount per share of $0.303125;
•	Series P, in an amount per share of $0.328125;
•	Series Q, in an amount per share of $0.35;
•	Series R, in an amount per share of $0.35;
•	Series S, in an amount per share of $0.3125;
•	Series Y, in an amount per share of $0.31875;
•	Series AA, in an amount per share of $0.3125;
•	Series AC, in an amount per share of $0.35;
•	Series AE, in an amount per share of $0.390625;
•	Series AG, in an amount per share of $0.390625;
•	Series AI, in an amount per share of $0.390625; and
•	Series AK, in an amount per share of $0.390625.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending July 31, 2012, and all future dividends will be eligible dividends unless indicated otherwise.

*Canadian Stock Transfer Inc. acts as administrative agent for CIBC Mellon Trust Company.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Stephen Knight
Media Relations, Corporate & Public Affairs
(416) 983-5804